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March 22, 2006

Ms. Angela Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

      Re:   Lindsay Manufacturing Company
            Form 10-K for the fiscal year ended August 31, 2005
            filed November 14, 2005
            File No. 1-13419

Dear Ms. Crane:

      We are writing in response to your letter, dated February 28, 2006 (the "Comment Letter"), regarding the Annual Report on Form 10-K filed by Lindsay Manufacturing Company on November 14, 2005 (the "10-K"). Our responses to the Staff's comments set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff's comment.

COMMENT NO. 1:    We see your critical accounting policy regarding revenue
                  recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Please expand in future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.

RESPONSE NO. 1:   Approximately 90% of Lindsay Manufacturing Company's (the
                  "Company") revenue is recognized in accordance with the invoiced shipping terms as discussed in the 10-K. Recognizing revenue under this policy does not require a significant amount of estimates. In addition, rebates, cash discounts, and returns are not significant. A smaller portion approximately
                  10% of the Company's revenue is recognized on an extended terms basis. The extended terms basis also does not require a significant amount of estimates and does not pose more uncertainty in the recognition of revenue. The criteria of SAB
                  104 is applied for proper revenue recognition as it relates to all revenue recognition. In each case, evidence of an arrangement exists, delivery has occurred or services have been rendered, prices are fixed and determinable and collectibility is reasonably assured. Based on this analysis the Company

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Ms. Angela Crane
Securities and Exchange Commission
March 22, 2006
Page 2

                  does not believe that its revenue recognition policy meets the criteria of a critical accounting policy and will remove the disclosure in future filings. The Company had previously included the revenue recognition policy in its critical accounting policies due to the level of scrutiny revenue recognition has recently received.

COMMENT NO. 2:    We note that you entered into a consent decree with the U.S.
                  Environmental Protection Agency concerning groundwater contamination at your Lindsay, Nebraska facility. Please tell us, and in future filings provide more details of the terms of the consent degree that you entered into with the EPA and why this will not materially impact your results. Please note that, under SAB Topic 5-Y, a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss may have been incurred and the amount of that loss would be material to a decision to buy or sell the company's securities. Please advise us why you do not believe that additional disclosures should be provided in the footnotes to the financial statements or in MD&A.

RESPONSE NO. 2:   The Company has taken the SEC's comment under consideration and will provide the following additional disclosure in the footnotes to the consolidated financial statements in future filings.

                  In 1992, the company entered into a consent decree with the Environmental Protection Agency of the United States Government ("the EPA") in which it committed to remediate environmental contamination of the groundwater that was discovered in 1982 through 1990 at and adjacent to its Lindsay, Nebraska facility ("the site"). The site was added to the EPA's list of priority superfund sites in 1989. Between 1993 and 1995, remediation plans for the site were approved by the EPA and fully implemented by the Company. Since 1998, the primary remaining contamination at the site has been the presence of volatile organic chemicals in the groundwater. In 2003, a second Five Year Review of the status of the remediation of the contamination of the site was conducted by the Company and the EPA. As a result of this review, the EPA issued a letter placing the Company on notice that additional remediation actions were required. The Company and its environmental consultants have completed and submitted a supplemental remedial action work plan that, when implemented, will allow the Company and the EPA to better identify the boundaries of the contaminated groundwater and will allow the Company and the EPA to more effectively assure that the contaminated groundwater is being contained by current and planned additional wells that pump and aerate it. The Company has been able to reasonably estimate the cost of completing the remediation actions defined in the supplemental remedial action work plan. Substantially all remediation actions were completed in fiscal 2004 and the Company expects to complete the outstanding actions in fiscal 2006.

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Ms. Angela Crane
Securities and Exchange Commission
March 22, 2006
Page 3

                  Related liabilities recognized were $133,000 and $XXXX at August 31, 2005 and 2006, respectively

COMMENT NO. 3     We note significant fourth-quarter LIFO inventory adjustments and physical inventory adjustments that affected earnings in 2005 and 2004. Please tell us, and disclose in future filings, the facts and circumstances of these charges. Your disclosure should explain why the fourth quarters of 2005 and 2004 were the proper periods to record the charges and why these adjustments should not be recorded in prior periods.

RESPONSE NO. 3:   The favorable $495,000 last-in-first-out ("LIFO") adjustment at fiscal year-end 2005 was due to a change in mix within our historical LIFO inventory pool. Overall first-in-first-out
                  ("FIFO") inventory balances were similar to fiscal 2005 levels, however, FIFO inventory quantity increases in aluminum were offset by decreases in steel component inventory.
                  Aluminum carries LIFO costs which are very similar to FIFO costs due to fact that it is tied to new business, which has been started in fiscal 2004, and thus the base year index is relatively recent. Steel component inventory carries FIFO costs that are much greater than LIFO costs due to inflation in steel costs since the base year index was established. The year-end 2004 LIFO unfavorable adjustment of $1,380,000 was due to a higher level of steel inventory as compared to fiscal
                  2003 levels. These adjustments were recorded in the fiscal 4th quarter because inventories are at their lowest level. This is due to cyclical and seasonal nature of the business and corresponds to sales being at their lowest levels. Typically inventories are higher in the other quarters due to forward buys supporting higher level of sales and are not representative of year-end balances.

                  The favorable physical inventory adjustment at year-end 2005 of $460,000 was the result of our annual physical inventory that takes place at the end of the fiscal year and was caused by several projects focused at improving material control and utilization. The 2004 unfavorable physical inventory adjustment of $330,000 was the result of the annual physical inventory and was primarily related to the Brazilian operations of the Company.

                  The Company's process is to analyze LIFO on a quarterly basis, while projecting the year-end LIFO reserve requirement. At year-end the actual LIFO calculation is performed and the adjustment is recorded. The Company believes that this approach is appropriate.

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Ms. Angela Crane
Securities and Exchange Commission
March 22, 2006
Page 4

                  Proposed additional disclosure in future filings:

                  The physical inventory adjustment was recorded in the 4th fiscal quarter due to inventory being at its lowest level. This is a result of the seasonal nature of the irrigation business and coincides with sales being at their lowest level. The Company's process is to analyze LIFO on a quarterly basis, while projecting the year-end LIFO reserve requirement. At year-end the actual LIFO calculation is performed and the adjustment is recorded.

COMMENT NO. 4:    In this regard, tell us more about the reserve for obsolete or slow moving inventory. Tell us your method of measuring inventory obsolescence. Explain if your policy is the same for all inventory items and categories. Confirm that all items are completely written-off. For any items retained, tell us what consideration have you given to the fact that subsequent sales of these items could materially impact future gross profit margins. With respect to these valuation allowances, confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB.

RESPONSE NO. 4:   The reserve for obsolete and slow moving inventory represents those inventory items with over one year's supply based on historical usage, whereby, the company estimates that it will not be able to dispose of the identified inventory at or above standard cost levels. For these items the estimated net realizable value from disposition is reflected in the Company's inventory value instead of its cost. In addition, the inventory valuation is allocated on an item by item basis.
                  Once disposition of an item occurs, the net realizable value is recorded to cost of goods sold and is released from inventory value on the balance sheet. For items that are retained in inventory the Company's net realizable value for impaired inventory is not increased at any time during its retention. This policy is the same for all items and categories of inventory. For items that are retained but carry an estimated net realizable value less than cost, inventory is valued on the balance sheet at net realizable value, thereby, preventing the risk of material impact on future gross profit margins.

      Lindsay hereby acknowledges that:

      - it is responsible for the adequacy and accuracy of the disclosure in the filings;

      - Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      - it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Angela Crane
Securities and Exchange Commission
March 22, 2006
Page 5

      We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 827-6325 or our outside counsel Steven Amen of the Kutak Rock LLP law firm at (402) 231-8721.

                                      Sincerely,

                                      LINDSAY MANUFACTURING COMPANY

                                      By: /s/ David B. Downing
                                          --------------------------------------
                                          David B. Downing, Chief Financial
                                          Officer